April 8, 2010

VIA COURIER AND EDGAR

Re:	DynaVox Inc.
Registration Statement on Form S-1
File No. 333-164217

David Orlic, Esq.

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mailstop 4561

Washington, D.C. 20549

Dear Mr. Orlic:

On behalf of DynaVox Inc. (the “Company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Pre-Effective Amendment No. 4 to the above-referenced Registration Statement relating to the offering of the Company’s Class A common stock, marked to show changes from Amendment No. 3 to the Registration Statement as filed on April 2, 2010.

In addition, please note that we have re-filed a number of exhibits to the Registration Statement to reflect minor changes. We will supplementally provide to you versions of these exhibits that have been marked to show the changes from the previously filed versions.

* * * * * * * * * *

Please do not hesitate to call Joshua Ford Bonnie at 212-455-3986 with any questions or further comments you may have regarding this filing.

Very truly yours,

SIMPSON THACHER & BARTLETT LLP

cc:	Securities and Exchange Commission
Mark P. Shuman, Esq.
Kathleen A. Collins
Megan B. Akst

DynaVox Inc.
Edward L. Donnelly, Jr.
Kenneth D. Misch

Cahill Gordon & Reindel LLP
Jonathan A. Schaffzin